UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-09043

CUSIP NUMBER 58404M101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MedAmerica Properties Inc.

Full Name of Registrant

Boca Center

Tower I

5200 Town Center Circle

Suite 550

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33486

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant has been unable to file the Form 10-K timely without unreasonable effort or expense due to ongoing discussions regarding, and analysis of, the potential impact of a potential series of mergers the Registrant has been pursuing pursuant to which, if consummated, the Registrant will become the indirect owner of between 12 and 17 commercial real estate properties. As of the date of this Form 12b-25, the Registrant is not a party to any binding agreements with respect to these mergers and it does not expect that it will be prior to the due date of the Form 10-K. There can be no assurance any such agreements will be executed or the proposed transactions will be consummated.

The Registrant expects to file its Form 10-K within the extension period of 15 calendar days from the prescribed filing deadline as provided for in Rule 12b-25 promulgated under the Securities Exchange Act of 1934

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operating loss for 2018 decreased to $601,024 from $698,774 for 2017.

                       MedAmerica Properties Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2019	By:	/s/ Joseph C. Bencivenga
Joseph Bencivenga
	Title:	President and Chief Executive Officer